# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SharonAI Holdings Inc., CIK 0002068385
CUSIP: 778920306
Title of class of securities: Class A Ordinary Common Stock
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 06/22/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0002045724

## Reporting persons
- Situational Awareness LP: type of reporting person: partnership (PN), individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,404,540; sole dispositive power 0; shared dispositive power 5,404,540; aggregate amount beneficially owned 5,404,540 (19.9% of the class)
  Comment: The shares of the Class A Ordinary Common Stock reported herein consists of 1,696,127 shares of Class A Ordinary Common Stock and warrants to purchase 6,374,823 shares of Class A Ordinary Common Stock, subject to a 19.99% beneficial ownership limitation. The percentage reported herein is calculated based on (a) 16,607,910 shares of Class A Ordinary Common Stock outstanding as of May 13, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026 and (b) 6,719,896 shares of Class A Ordinary Common Stock issued by the Issuer in a private placement on June 22, 2026, as reported in the Form 8-K filed by the Issuer on June 17, 2026.
- SAF AI GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,404,540; sole dispositive power 0; shared dispositive power 5,404,540; aggregate amount beneficially owned 5,404,540 (19.9% of the class)
  Comment: The shares of the Class A Ordinary Common Stock reported herein consists of 1,696,127 shares of Class A Ordinary Common Stock and warrants to purchase 6,374,823 shares of Class A Ordinary Common Stock, subject to a 19.99% beneficial ownership limitation. The percentage reported herein is calculated based on (a) 16,607,910 shares of Class A Ordinary Common Stock outstanding as of May 13, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026 and (b) 6,719,896 shares of Class A Ordinary Common Stock issued by the Issuer in a private placement on June 22, 2026, as reported in the Form 8-K filed by the Issuer on June 17, 2026.
- Situational Awareness LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,404,540; sole dispositive power 0; shared dispositive power 5,404,540; aggregate amount beneficially owned 5,404,540 (19.9% of the class)
  Comment: The shares of the Class A Ordinary Common Stock reported herein consists of 1,696,127 shares of Class A Ordinary Common Stock and warrants to purchase 6,374,823 shares of Class A Ordinary Common Stock, subject to a 19.99% beneficial ownership limitation. The percentage reported herein is calculated based on (a) 16,607,910 shares of Class A Ordinary Common Stock outstanding as of May 13, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026 and (b) 6,719,896 shares of Class A Ordinary Common Stock issued by the Issuer in a private placement on June 22, 2026, as reported in the Form 8-K filed by the Issuer on June 17, 2026.
- Situational Awareness Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,404,540; sole dispositive power 0; shared dispositive power 5,404,540; aggregate amount beneficially owned 5,404,540 (19.9% of the class)
  Comment: The shares of the Class A Ordinary Common Stock reported herein consists of 1,696,127 shares of Class A Ordinary Common Stock and warrants to purchase 6,374,823 shares of Class A Ordinary Common Stock, subject to a 19.99% beneficial ownership limitation. The percentage reported herein is calculated based on (a) 16,607,910 shares of Class A Ordinary Common Stock outstanding as of May 13, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026 and (b) 6,719,896 shares of Class A Ordinary Common Stock issued by the Issuer in a private placement on June 22, 2026, as reported in the Form 8-K filed by the Issuer on June 17, 2026.
- Leopold Aschenbrenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,404,540; sole dispositive power 0; shared dispositive power 5,404,540; aggregate amount beneficially owned 5,404,540 (19.9% of the class)
  Comment: The shares of the Class A Ordinary Common Stock reported herein consists of 1,696,127 shares of Class A Ordinary Common Stock and warrants to purchase 6,374,823 shares of Class A Ordinary Common Stock, subject to a 19.99% beneficial ownership limitation. The percentage reported herein is calculated based on (a) 16,607,910 shares of Class A Ordinary Common Stock outstanding as of May 13, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026 and (b) 6,719,896 shares of Class A Ordinary Common Stock issued by the Issuer in a private placement on June 22, 2026, as reported in the Form 8-K filed by the Issuer on June 17, 2026.
- Carl Shulman: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,404,540; sole dispositive power 0; shared dispositive power 5,404,540; aggregate amount beneficially owned 5,404,540 (19.9% of the class)
  Comment: The shares of the Class A Ordinary Common Stock reported herein consists of 1,696,127 shares of Class A Ordinary Common Stock and warrants to purchase 6,374,823 shares of Class A Ordinary Common Stock, subject to a 19.99% beneficial ownership limitation. The percentage reported herein is calculated based on (a) 16,607,910 shares of Class A Ordinary Common Stock outstanding as of May 13, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2026 and (b) 6,719,896 shares of Class A Ordinary Common Stock issued by the Issuer in a private placement on June 22, 2026, as reported in the Form 8-K filed by the Issuer on June 17, 2026.

## Item 1. Issuer
Name of issuer: SharonAI Holdings Inc.
Address of issuer's principal executive offices: 745 5th Ave, Suite 500, New York, NY 10151

## Item 2. Person Filing
Name of person filing:
Situational Awareness LP, a Delaware limited partnership ("Adviser")

SAF AI GP LP, a Delaware limited partnership ("General Partner")

Situational Awareness LLC, a Delaware limited liability company ("SA LLC")

Situational Awareness Partners LP, a Delaware limited partnership ("Fund")

Leopold Aschenbrenner

Carl Shulman

Adviser is the investment adviser to the Fund. General Partner is the general partner of the Fund. SA LLC is the general partner of Adviser. Mr. Aschenbrenner is the managing partner and control person of Adviser and General Partner and the manager of SA LLC. Mr. Shulman is the co-portfolio manager of the Fund.

The reporting persons are filing this Schedule 13G jointly but not as members of a group, and each disclaims membership in a group. Each reporting person disclaims beneficial ownership of Class A Ordinary Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Class A Ordinary Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 77 Federal Street, Floor 4, San Francisco, CA 94107
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Adviser: 5,404,540

General Partner: 5,404,540

SA LLC: 5,404,540

Fund: 5,404,540

Leopold Aschenbrenner: 5,404,540

Carl Shulman: 5,404,540
Percent of class:
Adviser: 19.9%

General Partner: 19.9%

SA LLC: 19.9%

Fund: 19.9%

Leopold Aschenbrenner: 19.9%

Carl Shulman: 19.9%
Sole power to vote or to direct the vote:
Adviser: 0

General Partner: 0

SA LLC: 0

Fund: 0

Leopold Aschenbrenner: 0

Carl Shulman: 0
Shared power to vote or to direct the vote:
Adviser: 5,404,540

General Partner: 5,404,540

SA LLC: 5,404,540

Fund: 5,404,540

Leopold Aschenbrenner: 5,404,540

Carl Shulman: 5,404,540
Sole power to dispose or to direct the disposition:
Adviser: 0

General Partner: 0

SA LLC: 0

Fund: 0

Leopold Aschenbrenner: 0

Carl Shulman: 0
Shared power to dispose or to direct the disposition:
Adviser: 5,404,540

General Partner: 5,404,540

SA LLC: 5,404,540

Fund: 5,404,540

Leopold Aschenbrenner: 5,404,540

Carl Shulman: 5,404,540

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Ordinary Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR SCHEDULE 13G

## Signatures
- Situational Awareness LP: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Managing Partner (06/29/2026)
- SAF AI GP LP: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Managing Partner (06/29/2026)
- Situational Awareness LLC: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Manager (06/29/2026)
- Situational Awareness Partners LP: /s/ Leopold Aschenbrenner, Managing Partner of SAF AI GP LP, general partner of Situational Awareness Partners LP (06/29/2026)
- Leopold Aschenbrenner: /s/ Leopold Aschenbrenner, Reporting person (06/29/2026)
- Carl Shulman: /s/ Carl Shulman, Reporting person (06/29/2026)